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                                                                      EXHIBIT 12

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
             TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                  (All dollar amounts are stated in millions.)
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

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Year ended December 31                                    2001           2000          1999            1998           1997
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
Net income                                           $ 1,923.5      $ 1,700.7     $ 1,486.4       $   524.1      $   940.3
Income taxes                                           1,015.0          909.8         734.3           428.6          462.2
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Income before income taxes                             2,938.5        2,610.5       2,220.7           952.7        1,402.5
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Fixed charges:
     Interest expense (1)                              4,196.7        3,943.8       2,782.2         2,530.8        2,367.9
     Interest portion of rentals (2)                      64.4           52.9          45.4            56.8           53.4
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Total fixed charges                                    4,261.1        3,996.7       2,827.6         2,587.6        2,421.3
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Total earnings as defined                            $ 7,199.6      $ 6,607.2     $ 5,048.3       $ 3,540.3      $ 3,823.8
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Ratio of earnings to fixed charges (3)                    1.69           1.65          1.79            1.37           1.58
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Preferred stock dividends (4)                        $    23.6      $    14.1     $    13.8       $    23.0      $    25.3
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Ratio of earnings to combined
     fixed charges and preferred
     stock dividends (3)                                  1.68           1.65          1.78           1.36            1.56
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(1)  For financial statement purposes, interest expense includes income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding Beneficial merger and integration related costs of $751 million after tax, our ratio of earnings to fixed charges was 1.75 percent and our ratio of earnings to combined fixed charges and preferred stock dividends was 1.74 percent.

(4)  Preferred stock dividends are grossed up to their pre-tax equivalents.